UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: January 26, 2018

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) DATED JANUARY 12, 2018

Item 1- Information Contained in this Report on Form 6-K

Registered Equity Offering

On January 24, 2018, Teekay Corporation (the “Company”) entered into an Underwriting Agreement with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”), for the public offering, issuance and sale of 10,000,000 shares of the Company’s common stock (the “Common Stock”) (the “Equity Offering”). On January 26, 2018, the Equity Offering was consummated and the Company received net proceeds of approximately $92.8 million. The Company has granted to the Underwriters a 30-day option to purchase up to an additional 1,500,000 shares of Common Stock.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, obligations of the parties and termination provisions. In addition, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments the Underwriters may be required to make because of any of those liabilities. The Company has also agreed with the Underwriters not to offer or sell any shares of its Common Stock (or securities convertible into or exchangeable for Common Stock), subject to certain exceptions, for a period of 60 days after the date of the Underwriting Agreement without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

The Underwriting Agreement is filed as Exhibit 1.1 to this Current Report on Form 6-K (the “Current Report”) and is incorporated herein by reference. The description of the Underwriting Agreement in this Current Report is a summary and is qualified in its entirety by the terms of the Underwriting Agreement.

Private Convertible Notes Offering

On January 24, 2018, the Company entered into a purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell $125.0 million in aggregate principal amount of its 5.000% Convertible Senior Notes due 2023 (the “Notes”) to the initial purchasers listed in the Purchase Agreement (collectively, the “Initial Purchasers”) (the “Convertible Notes Offering”). On January 26, 2018, the Convertible Notes Offering was consummated and the Company received net proceeds of approximately $120.9 million. The Company has granted to the Initial Purchasers a 30-day option to purchase up to an additional $25.0 million principal amount of Notes to cover any over-allotments. The Notes in the Convertible Notes Offering were issued under an Indenture, dated January 26, 2018 between the Company and The Bank of New York Mellon, as trustee (the “Indenture”), which establishes the terms and provides for the issuance of the Notes. The Notes are senior unsecured obligations of the Company.

Interest

The Notes bear interest at a rate of 5.0% per year. Interest accrues from January 26, 2018 and is payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2018. The Notes will mature on January 15, 2023 unless earlier repurchased, converted or redeemed. The Company will pay additional interest to certain holders of Notes at the rate of 0.50% per year if (a) following the sixth-month anniversary of the issuance date of the Notes, the Company fails to comply with its reporting obligations under rules of the U.S. Securities and Exchange Commission or (b) the Notes are not freely tradable as of the first anniversary of the issuance date.

Conversion

On or after July 15, 2022, holders of the Notes may convert all or any portion of their Notes at their option. Prior to July 15, 2022, the Notes will be convertible by the holders only upon the occurrence of certain events and during certain periods, including if:

•	during any calendar quarter the closing price of the Common Stock for at least 20 trading days in a designated 30-trading day period is equal to or greater than 130% of the conversion price for the Notes on each applicable trading day;

•	for five consecutive trading days the trading price per $1000 principal amount of the Notes is less than 98% of the product of (a) the last reported sale price of the Common Stock and (b) the conversion rate of the Notes;

•	the Company gives a redemption notice for the Notes; or

•	certain specified corporate events occur.

The conversion rate for the Notes is initially 85.4701 shares of Common Stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $11.70 per share of Common Stock). The conversion rate is subject to customary adjustments for, among other things, payments of dividends beyond the current quarterly rate of $0.055 per share of Common Stock, other distributions of Common Stock, other securities, assets or rights to the Company’s shareholders or a Company tender or exchange offer. In addition, following certain corporate events that occur prior to the maturity date of the Notes or following any notice of optional redemption given by the Company, the Company will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Notes that are surrendered for conversion following such notice of redemption. The number of additional shares of Common Stock issuable upon any such conversion will depend upon the effective date of the applicable corporate event or the date of the redemption notice, as applicable, and the then current price of the Common Stock. Upon any conversion of the Notes, the Company will pay or deliver, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at its election.

Optional Redemption

The Company may not redeem the Notes prior to January 15, 2021. On or after January 15, 2021, the Company may redeem the Notes for cash, if the closing price of the Common Stock for at least 20 trading days in a designated 30-trading day period is greater than 130% of the conversion price for the Notes on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest.

Repurchase

If the Company undergoes a “fundamental change” (as defined in the Indenture and which, includes, among other things, certain major corporate events), subject to certain conditions, holders may require the Company to repurchase for cash all or part of their Notes. The fundamental change repurchase price will be equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest.

Other

The Notes were offered and resold by the Initial Purchasers only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The Company anticipates that any shares of Common Stock issuable upon conversion of the Notes will be issued pursuant to Section 3(a)(9) of the Securities Act. The Company does not intend to file a registration statement for the resale of the Notes or any shares of Common Stock issuable upon conversion of the Notes.

Purchase Agreement

The Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, obligations of the parties and termination provisions. In addition, the Company has agreed to indemnify the Initial Purchasers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Initial Purchasers may be required to make because of any of those liabilities. The Company has also agreed with the Initial Purchasers not to offer or sell any shares of Common Stock (or securities exchangeable for or convertible into Common Stock), subject to certain exceptions set forth in the Purchase Agreement, for a period of 60 days after the date of the Purchase Agreement without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

The Purchase Agreement is filed as Exhibit 10.1 to this Current Report and is incorporated herein by reference. The description of the Purchase Agreement in this Current Report is a summary and is qualified in its entirety by the terms of the Purchase Agreement.

Indenture

The Indenture pursuant to which the Notes were issued contains customary events of default. In the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization involving the Company or any subsidiary of the Company that is a significant subsidiary, all outstanding Notes will automatically become due and payable without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding Notes of may declare all Notes to be due and payable.

The Indenture does not limit the amount of debt that may be issued by the Company or its subsidiaries under the Indenture or otherwise. The Indenture does not contain any financial covenants and does not restrict the Company from paying dividends or issuing or repurchasing its other securities.

The Indenture is filed as Exhibit 4.1 to this Current Report and is incorporated herein by reference. The description of the Indenture in this Current Report is a summary and is qualified in its entirety by the terms of the Indenture.

Use of Proceeds from Offerings

At the closing of the Equity Offering and the Convertible Notes Offering on January 26, 2018, the Company received approximately $213.7 million in aggregate net proceeds from such offerings. The Company intends to use the net proceeds from the offerings for general corporate purposes, which may include, among other things, repaying a portion of the Company outstanding indebtedness and funding working capital. The Company has granted to the Underwriters a 30-day option to purchase up to an additional 1,500,000 shares of Common Stock as part of the Equity Offering, and the Company has granted to the Initial Purchasers a 30-day over-allotment option to purchase up to an additional $25 million in principal amount of Notes as part of the Convertible Notes Offering.

Exhibits.

The following exhibits are filed as part of this Report:

Exhibit Number	Description

1.1	Underwriting Agreement, dated January 24, 2018, by and among Teekay Corporation, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

4.1	Indenture dated as of January 26, 2018 between the Company and The Bank of New York Mellon, as Trustee.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

10.1	Purchase Agreement, dated January 24, 2018, by and among Teekay Corporation, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: January 26, 2018	By:	/s/ Kenneth Hvid
	Name:	Kenneth Hvid
	Title:	President and Chief Executive Officer